

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Kevin Morris
Chief Financial Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 500
Pasadena, CA 91101

> **Re: Miso Robotics, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 9, 2022**
> **File No. 024-11964**

Dear Mr. Morris:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

Amendment No. 1 to Form 1-A

Our Business, page 16

1. You disclose that in in 2021 and 2020, two customers accounted for a total of 84% and 92% of the company's revenue, respectively. Please identify the two customers and discuss the material terms of your agreements, if any, with these customers. If material, please file the agreements as exhibits. Balance your discussion of other customers in the offering statement by disclosing the amount of revenue that you have been generating from each. Please also add a risk factor addressing your reliance on two customers and any uncertainties regarding those relationships.

<u>Compensation to Directors and Executive Officers, page 27</u>

2. We note your revisions to the Compensation of Directors and Officers chart. Please revise to reflect the accurate sum of all five directors as a group. The sum is currently zero, but the chart shows that at least $120,000 was paid to Buck Jordan, President and Director.

<u>Security Ownership of Management and Certain Security Holders, page 28</u>

3. Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities such as New Direction Trust Company, Odyssey Trust Company, and Dealmaker.

<u>Plan of Distribution and Selling Security Holders</u>
<u>Bonus Shares for Certain Investors (Up to 10%), page 36</u>

4. Please disclose whether investors will be required to pay any fees to create a Dealmaker account in order to be eligible to receive bonus shares.

You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson